UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File No. 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant's name into English)

15th Floor – 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H8, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [  ]

SUBMITTED HEREWITH

Exhibits
99.1	News Release dated September 10, 2015 - Northern Dynasty Closes Second Tranche of Financing.

99.2	Material Change Report dated September 21, 2015 - Closings of Private Placement of Special Warrants on August 31, 2015 and September 9, 2015.

99.3	News Release dated October 6, 2015 - Former US Senator and Secretary of Defense William S. Cohen releases report on independent investigation into EPA actions at Alaska's Pebble Project.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN DYNASTY MINERALS LTD.

Date: October 7, 2015

/s/ Trevor Thomas
Trevor Thomas
Secretary